Exhibit 99.2

XINYUAN REAL ESTATE CO., LTD.

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. NEITHER THIS SECURITY NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, SUCH REGISTRATION.

THE HOLDER OF THIS SECURITY, BY ITS ACCEPTANCE HEREOF, AGREES ON ITS OWN BEHALF AND ON BEHALF OF ANY INVESTOR ACCOUNT FOR WHICH IT HAS PURCHASED SECURITIES, TO OFFER, SELL OR OTHERWISE TRANSFER SUCH SECURITY, ONLY (A) TO THE COMPANY, (B) PURSUANT TO A REGISTRATION STATEMENT THAT HAS BEEN DECLARED EFFECTIVE UNDER THE SECURITIES ACT, (C) PURSUANT TO OFFERS AND SALES THAT OCCUR OUTSIDE THE UNITED STATES WITHIN THE MEANING OF REGULATION S UNDER THE SECURITIES ACT, OR (D) PURSUANT TO ANOTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, SUBJECT TO THE COMPANY’S AND THE TRUSTEE’S RIGHT PRIOR TO ANY SUCH OFFER, SALE OR TRANSFER PURSUANT TO CLAUSE (D) TO REQUIRE THE DELIVERY OF AN OPINION OF COUNSEL, CERTIFICATION AND/OR OTHER INFORMATION SATISFACTORY TO EACH OF THEM. BY ITS ACQUISITION HEREOF, THE HOLDER HEREOF REPRESENTS THAT IT IS ACQUIRING THIS SECURITY IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH REGULATION S UNDER THE SECURITIES ACT.

UNLESS THIS NOTE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE COMMON DEPOSITARY (AS DEFINED IN THE INDENTURE GOVERNING THIS NOTE) TO THE COMPANY OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF THE NOMINEE FOR THE COMMON DEPOSITARY OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF THE COMMON DEPOSITARY (AND ANY PAYMENT IS MADE TO THE COMMON DEPOSITARY OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF THE COMMON DEPOSITARY), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, THE NOMINEE FOR THE COMMON DEPOSITARY HAS AN INTEREST HEREIN.

THIS SECURITY IS A GLOBAL NOTE WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF THE COMMON DEPOSITARY OR A NOMINEE THEREOF. THIS SECURITY MAY NOT BE EXCHANGEABLE IN WHOLE OR IN PART FOR A SECURITY REGISTERED, AND NO TRANSFER OF THIS SECURITY IN WHOLE OR IN PART MAY BE REGISTERED, IN THE NAME OF ANY PERSON OTHER THAN THE COMMON DEPOSITARY OR A NOMINEE THEREOF, EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE.

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No. 2	ISIN: XS1718488064
Common Code: 171848806

US$100,000,000

XINYUAN REAL ESTATE CO., LTD.

8.875% SENIOR NOTES DUE 2020

Global Note

Guaranteed by the Subsidiary Guarantors

XINYUAN REAL ESTATE CO., LTD., an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Company”), for value received, hereby promises to pay to Citibank Europe plc (or its nominee) as common depositary or registered assigns for Euroclear and Clearstream, upon surrender hereof the principal sum of ONE HUNDRED MILLION UNITED STATES DOLLARS (US$100,000,000), as revised by the Schedule of Exchanges of the Notes attached hereto, on November 22, 2020, or on such earlier date as the principal hereof may become due in accordance with the provisions hereof.

Interest Rate: 8.875% per annum.

Interest Payment Dates: May 22 and November 22, commencing May 22, 2018.

Interest Record Dates: close of business on May 7 or November 7 immediately preceding an Interest Payment Date.

Reference is hereby made to the further provisions set forth on the reverse hereof. Such further provisions shall for all purposes have the same effect as though fully set forth at this place.

This Note shall not be valid or obligatory until the certificate of authentication hereon shall have been duly signed by the Trustee acting under the Indenture.

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IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed.

Date: December 1, 2017

XINYUAN REAL ESTATE CO., LTD.

By:	/s/ Yuan (Helen) Zhang
	Name:	Yuan (Helen) Zhang
	Title:	Authorized Signatory

[SIGNATURE PAGE TO GLOBAL NOTE]

Certificate of Authentication

This is one of the 8.875% Senior Notes Due 2020 described in the Indenture referred to in this Note.

Citicorp International Limited, as Trustee

By:	/s/ Terence Yeung
Authorized Signatory

Signature page to Global Note

XINYUAN REAL ESTATE CO., LTD.

8.875% Senior Notes Due 2020

1.       Principal and Interest.

The Company promises to pay the principal of this Note on November 22, 2020.

The Company promises to pay interest on the principal amount of this Note on each Interest Payment Date, as set forth on the face of this Note, at the rate of 8.875% per annum.

Interest will be payable semiannually (to the Holders of record of the Notes at the close of business on May 7 or November 7 immediately preceding the Interest Payment Date) on each Interest Payment Date, commencing May 22, 2018.

Interest on this Note will accrue from the most recent date to which interest has been paid on this Note (or, if there is no existing default in the payment of interest and if this Note is authenticated between a regular record date and the next interest payment date, from such interest payment date) or, if no interest has been paid, from the Original Issue Date. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

Interest not paid when due and any interest on principal, premium or interest not paid when due will be paid to the Persons that are Holders on a special record date, which will be the 15th day preceding the date fixed by the Company for the payment of such interest, whether or not such day is a Business Day. At least 15 days before a special record date, the Company will send to each Holder and to the Trustee a notice that sets forth the special record date, the payment date and the amount of interest to be paid.

2.       Indenture; Subsidiary Guarantee; Collateral.

This is one of the Notes issued under an Indenture, dated as of November 22, 2017 (as amended from time to time, the “Indenture”), among Xinyuan Real Estate Co., Ltd., a company incorporated with limited liability under the laws of Cayman Islands (the “Company”), the Subsidiary Guarantors listed on Schedule I thereto and Citicorp International Limited, as Trustee. Capitalized terms used herein are used as defined in the Indenture unless otherwise indicated. The terms of the Notes include those stated in the Indenture. The Notes are subject to all such terms, and Holders are referred to the Indenture for a statement of all such terms. To the extent permitted by applicable law, in the event of any inconsistency between the terms of this Note and the terms of the Indenture, the terms of the Indenture will control.

The Notes are general obligations of the Company. The Indenture provides for the issuance from time to time of up to such principal amount or amounts as may from time to time be authorized of the Notes, and the originally issued Notes and any Additional Notes vote together for all purposes as a single class. This Note is guaranteed and will be secured by a pledge on the Capital Stock of certain initial Subsidiary Guarantors (other than Xinyuan International (HK) Property Investment Co., Limited), as set forth in the Indenture.

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The Indenture limits, among other things, the ability of the Company to incur or guarantee additional Indebtedness and issue disqualified or preferred stock, declare dividends on its Capital Stock or purchase or redeem Capital Stock, make investments or other specified Restricted Payments, issue or sell Capital Stock of Restricted Subsidiaries, guarantee Indebtedness, sell assets, create liens, enter into certain Sale and Leaseback Transactions, enter into agreements that restrict the Restricted Subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans, enter into transactions with equity holders or affiliates or effect a consolidation or merger.

3.       Optional Redemption.

At any time prior to November 22, 2020, the Company may at its option redeem the Notes, in whole but not in part, at a redemption price equal to 100% of the principal amount of the Notes plus the Applicable Premium as of, and accrued and unpaid interest, if any, to (but not including) the redemption date. Neither the Trustee nor any of the Agents will be responsible for calculating or verifying the Applicable Premium.

At any time and from time to time prior to November 22, 2020, the Company may redeem up to 35% of the aggregate principal amount of the Notes with the Net Cash Proceeds of one or more sales of Common Stock of the Company in an Equity Offering at a redemption price of 108.875% of the principal amount of the Notes, plus accrued and unpaid interest, if any, to (but not including) the redemption date; provided that at least 65% of the aggregate principal amount of the Notes issued on the Original Issue Date remains outstanding after each such redemption and any such redemption takes place within 60 days after the closing of the related Equity Offering.

The Company will give not less than 30 days’ nor more than 60 days’ notice to the Holders, the Trustee and the Paying Agent of any redemption pursuant to this Article 3. If less than all of the Notes are to be redeemed at any time, the Notes for redemption will be selected as follows:

(1)	if the Notes are listed on any national securities exchange and/or being held through the clearing systems, in compliance with the requirements of the principal national securities exchange on which the Notes are listed or the requirements of the clearing systems, as applicable; or

(2)	if the Notes are not listed on any national securities exchange and/or held through the clearing systems, on a pro rata basis, by lot or by such other method as the Trustee in its sole and absolute discretion deems fair and appropriate, unless otherwise required by law.

A Note of US$200,000 in principal amount or less shall not be redeemed in part. If any Note is to be redeemed in part only, the notice of redemption relating to such Note will state the portion of the principal amount to be redeemed. A new Note in principal amount equal to the unredeemed portion will be issued upon cancellation of the original Note. On and after the redemption date, interest will cease to accrue on Notes or portions of them called for redemption.

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4.       Registered Form; Denominations; Transfer; Exchange.

The Notes are in registered form without coupons in denominations of US$200,000 and any multiple of US$1,000 in excess thereof. A Holder may register the transfer or exchange of Notes in accordance with the Indenture. The Trustee may require a Holder to furnish appropriate endorsements and transfer documents and to pay any taxes and fees required by law or permitted by the Indenture. Pursuant to the Indenture, there are certain periods during which the Trustee will not be required to issue, register the transfer of or exchange any Note or certain portions of a Note.

5.       Defaults and Remedies.

If an Event of Default (other than an Event of Default specified in clause (g) or (h) of Section 6.01) occurs and is continuing under this Indenture, the Trustee or the Holders of at least 25% in aggregate principal amount of the Notes then outstanding, by written notice to the Company (and to the Trustee if such notice is given by the Holders), may, and the Trustee at the written direction of such Holders (subject to being indemnified and/or secured to its satisfaction) shall, declare the principal of, premium, if any, and accrued and unpaid interest on the Notes to be immediately due and payable. Upon a declaration of acceleration, such principal of, premium, if any, and accrued and unpaid interest shall be immediately due and payable. If an Event of Default specified in clause (g) or (h) of Section 6.01 occurs with respect to the Company or any Significant Restricted Subsidiary (or any group of Restricted Subsidiaries that together constitutes a Significant Restricted Subsidiary), the principal of, premium, if any, and accrued and unpaid interest on the Notes then outstanding shall automatically become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder.

6.       Amendment and Waiver.

Subject to certain exceptions, the Indenture and the Notes may be amended, or default may be waived, with the consent of the Holders of a majority in aggregate principal amount of the Outstanding Notes. Without notice to or the consent of any Holder, the Company and the Trustee may amend or supplement the Indenture or the Notes to, among other things, cure any ambiguity, defect or inconsistency, or make any other change that does not materially and adversely affect the rights of any Holder.

7.       Authentication.

This Note is not valid until the Trustee (or Authenticating Agent) signs the certificate of authentication on the other side of this Note.

8.       Governing Law.

This Note shall be governed by, and construed in accordance with, the laws of the State of New York.

9.       Abbreviations.

Customary abbreviations may be used in the name of a Holder or an assignee, such as: TEN COM (= tenants in common), TEN ENT (= tenants by the entireties), JT TEN (= joint tenants with right of survivorship and not as tenants in common), CUST (= Custodian) and U/G/M/A/ (= Uniform Gifts to Minors Act).

The Company will furnish a copy of the Indenture to any Holder upon written request and without charge.

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TRANSFER NOTICE

FOR VALUE RECEIVED, the undersigned hereby transfers to

___________________________________________________
___________________________________________________
___________________________________________________

(PRINT NAME AND ADDRESS OF TRANSFEREE)

U.S. $___________ principal amount of this Note, and all rights with respect thereto, and irrevocably constitutes and appoints __________________________ as attorney to transfer this Note on the books kept for registration thereof, with full power of substitution.

Dated
Certifying Signature
Signed

Note:

(i) The signature on this transfer form must correspond to the name as it appears on the face of this Note in every particular.

(ii) A representative of the Holder of the Note should state the capacity in which he or she signs (e.g., executor).

(iii) The signature of the person effecting the transfer shall conform to any list of duly authorized specimen signatures supplied by the registered holder or shall be certified by a bank which is a member of the Medallion Program or in such other manner as any Paying Agent or the Note Registrar may require.

(iv) None of the Trustee, the Paying Agent and the Note Registrar shall be obligated to register this Note in the name of any person other than the Holder hereof unless and until the conditions to any such transfer or registration set forth herein and in Section 2.05 of the Indenture shall have been satisfied.

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OPTION OF HOLDER TO ELECT PURCHASE

If you wish to have all of this Note purchased by the Company pursuant to Section 4.12 or 4.13 of the Indenture, check the box: ☐

If you wish to have a portion of this Note purchased by the Company pursuant to Section 4.12 or 4.13 of the Indenture, state the amount (in original principal amount) below:

US$_____________________.

Wire transfer instructions for delivery of proceeds from the purchase of the Note are as follows:

[                                       ]

Date:____________

Your Signature:__________________________

(Sign exactly as your name appears on the other side of this Note)

Signature Guarantee1: __________________________

[1]	Signatures must be guaranteed by an “eligible guarantor institution” meeting the requirements of the Trustee, which requirements include membership or participation in the Securities Transfer Association Medallion Program (“STAMP”) or such other “signature guarantee program” as may be determined by the Trustee in addition to, or in substitution for, STAMP, all in accordance with the United States Securities Exchange Act of 1934, as amended.

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SUBSIDIARY GUARANTEE

Each of the undersigned (the “Subsidiary Guarantors”) hereby, jointly and severally, Guarantees as principal obligor to each Holder of a Note authenticated by the Trustee or the Authenticating Agent and to the Trustee and its successors and assigns the due and punctual payment of the principal of, premium, if any, and interest on, and all other amounts payable under, the Notes and the Indenture. The obligations of each Subsidiary Guarantor are unconditional and absolute and, without limiting the generality of the foregoing, will not be released, discharged or otherwise affected by: (1) any extension, renewal, settlement, compromise, waiver or release in respect of any obligation of the Company under the Indenture or any Note, by operation of law or otherwise; (2) any modification or amendment of or supplement to the Indenture or any Note; (3) any change in the corporate existence, structure or ownership of the Company, or any insolvency, bankruptcy, reorganization or other similar proceeding affecting the Company or its assets or any resulting release or discharge of any obligation of the Company contained in the Indenture or any Note; (4) the existence of any claim, set off or other rights which the Subsidiary Guarantor may have at any time against the Company, the Trustee or any other Person, whether in connection with the Indenture or any unrelated transactions; provided that nothing herein prevents the assertion of any such claim by separate suit or compulsory counterclaim; (5) any invalidity, irregularity, or unenforceability relating to or against the Company for any reason of the Indenture or any Note; or (6) any other act or omission to act or delay of any kind by the Company, the Trustee or any other Person or any other circumstance whatsoever which might, but for the provisions of this paragraph, constitute a legal or equitable discharge of or defense to such Subsidiary Guarantor’s obligations hereunder.

This Subsidiary Guarantee will not be discharged with respect to any Note except by payment in full of the principal of, premium, if any, and interest on the Notes and all other amounts payable, in respect of any Subsidiary Guarantor, or as otherwise contemplated in the Indenture. In case of the failure of the Company punctually to pay any such principal of, premium, if any, and interest on the Notes and all other amounts payable, each of the Subsidiary Guarantors hereby agrees to cause any such payment to be made punctually when and as the same shall become due and payable, whether at the stated maturity, by acceleration, call for redemption or otherwise, and as if such payment were made by the Company.

Subject to certain exceptions as set forth in the Indenture, each of the Subsidiary Guarantors hereby further agrees that all payments of, or in respect of, principal of, and premium (if any) and interest in respect of this Subsidiary Guarantee will be made without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or within any jurisdiction in which the Company, a Surviving Person (as defined in the Indenture) or the applicable Subsidiary Guarantor is organized or resident for tax purposes (or any political subdivision or taxing authority thereof or therein), unless such withholding or deduction is required by law or by regulation or governmental policy having the force of law. In the event that any such withholding or deduction is so required, each Subsidiary Guarantor severally agrees to pay such additional amounts as will result in receipt by the holder of this Subsidiary Guarantee of such amounts as would have been received by such holder had no such withholding or deduction been required.

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The obligations of the Subsidiary Guarantors to the holder of this Note and to the Trustee pursuant to this Subsidiary Guarantee and the Indenture are expressly set forth in Article 11 of the Indenture, and reference is hereby made to such Article and Indenture for the precise terms of the Subsidiary Guarantee.

This Subsidiary Guarantee shall not be valid or obligatory for any purpose until the certificate of authentication on the Note upon which this Subsidiary Guarantee is endorsed shall have been executed by the Trustee or an Authenticating Agent under the Indenture by manual or facsimile signature of one of its authorized officers.

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XINYUAN INTERNATIONAL PROPERTY INVESTMENT CO., LTD.

as Subsidiary Guarantor

By:	/s/ Yuan (Helen) Zhang
	Name:	Yuan (Helen) Zhang
	Title:	Authorized Signatory

[SIGNATURE PAGE TO INDENTURE – GUARANTEE]

XINYUAN REAL ESTATE, LTD.

as Subsidiary Guarantor

By:	/s/ Yuan (Helen) Zhang
	Name:	Yuan (Helen) Zhang
	Title:	Authorized Signatory

[SIGNATURE PAGE TO INDENTURE – GUARANTEE]

SOUTH GLORY INTERNATIONAL LIMITED

as Subsidiary Guarantor

By:	/s/ Yuan (Helen) Zhang
	Name:	Yuan (Helen) Zhang
	Title:	Authorized Signatory

[SIGNATURE PAGE TO INDENTURE – GUARANTEE]

VICTORY GOOD DEVELOPMENT LIMITED

as Subsidiary Guarantor

By:	/s/ Yuan (Helen) Zhang
	Name:	Yuan (Helen) Zhang
	Title:	Authorized Signatory

[SIGNATURE PAGE TO INDENTURE – GUARANTEE]

ELITE QUEST HOLDINGS LIMITED

as Subsidiary Guarantor

By:	/s/ Yuan (Helen) Zhang
	Name:	Yuan (Helen) Zhang
	Title:	Authorized Signatory

[SIGNATURE PAGE TO INDENTURE – GUARANTEE]

XINYUAN INTERNATIONAL (HK) PROPERTY INVESTMENT CO., LIMITED

as Subsidiary Guarantor

By:	/s/ Yuan (Helen) Zhang
	Name:	Yuan (Helen) Zhang
	Title:	Authorized Signatory

[SIGNATURE PAGE TO INDENTURE – GUARANTEE]

Schedule of Exchanges of Notes

The initial principal amount of this Global Note is US$_____________.

Changes in principal amount of this Global Note are set forth below:

Date	Principal amount by which this Global Note is to be decreased and reason for decrease	Principal amount by which this Global Note is to be increased and reason for increase	Remaining principal amount of this Global Note after such decrease or increase	Notation made by Note Registrar

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TRUSTEE, SHARED SECURITY AGENT, PAYING AGENT AND NOTE REGISTRAR

Trustee and Shared Security Agent

Citicorp International Limited

39/F, Champion Tower

3 Garden Road, Central

Hong Kong

Paying Agent and Note Registrar

Citibank, N.A., London Branch

c/o Citibank, N.A., Dublin Branch

One North Wall Quay

Dublin 1

Ireland

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